

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

> **Re: iQSTEL Inc**
> **Post-Effective Amendment No. 2 to Form 1-A**
> **Filed December 3, 2020**
> **File No. 024-10950**

Dear Mr. Iglesias:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 2 to Form 1-A

General

1. We note the securities being offered are subject to a 20% discount established at qualification for the duration of the offering. Please provide details regarding the conditions under which the discount will be offered, how it will be disclosed to investors, and its effect on the proceeds from the offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney